January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anebulo Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended, for the initial registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

The Company wishes to bring to the Securities and Exchange Commission’s attention that the Registration Statement, as submitted, omits interim financial information relating to the six months ended December 31, 2020, in reliance on Section 71003 of the FAST Act (General Instruction II.C. to Form S-1). The Company has informed us that this information will be filed with the Commission by an amendment to the Registration Statement as soon as the information becomes available for inclusion in the Registration Statement. The Company has asked that we note the reason it is filing the Registration Statement with this deficiency is due to its desire to be able to complete the initial public offering during the second quarter of 2021. In availing itself of this accommodation, the Company undertakes that it will not distribute a preliminary prospectus for the offering until the Registration Statement has been amended to include the omitted financial information.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Daniel Schneeberger, M.D., the Company’s Chief Executive Officer (tel.: (512) 598-0931).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures
cc:	Dr. Daniel Schneeberger
Mr. David Lachtman
Ben A. Stacke, Esq.